SEC Mail Processing Section
MAR 31 2008
Washington, DC
106

SECURITIES AND EXCHANGE COMMISSION

08031427

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

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SEC FILE NUMBER
8- 45660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BALLEW INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 I-55 North, Suite 21
(No. and Street)

Jackson, MS 39211
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Brooks Mosley 601/368-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Smith, Turner & Reeves
(Name – *if individual, state last, first, middle name*)

200 E. Capitol St., Suite 100, Jackson, MS 39225
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, C. Brooks Mosley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ballew Investments, INC., as of 12/31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF MISSISSIPPI NOTARY PUBLIC ID # 15852 VICKIE RUSH HESTER Commission Expires Sept. 10, 2011 RANKIN COUNTY

Signature

Pres-Financial Operations Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BALLEW INVESTMENTS, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL REQUIREMENT
UNDER SEC RULE 15c3-1

DECEMBER 31, 2007 AND 2006

	2007	2006
NET CAPITAL:		
Total stockholder's equity from statements of financial condition	$ 41,236	$ 44,456
Deduction for nonallowable assets:		
Nonallowable	(5,986)	-
Net capital	$ 35,250	$ 44,456
AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness from statements of financial condition	$ 76,647	$ 15,202
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required - greater of $5,000, or 6.67% of aggregate indebtedness	$ 5,112	$ 5,000
EXCESS NET CAPITAL	$ 30,138	$ 39,456
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.174 to 1	0.342 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 29,290	
Audit adjustment to correct cash and commission expense	5,960	
Net capital per above	$ 35,250	

FINRA
Financial Industry Regulatory Authority

Donald J. DeBlanc
Examination Manager

VIA E-MAIL: BROOKSM@SBCORP.COM
CERTIFIED MAIL RETURN/RECEIPT NO.: 7007 2680 0000 3774 2474

FIRST CLASS US MAIL

March 25, 2008

Mr. C. Brooks Mosley
President
Ballew Investments, Inc.
Post Office Box 14888
Jackson, MS 39236-4888

Dear Mr. Mosley:

This acknowledges receipt of your December 31, 2007 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not include the following:

1. An accurate reconciliation of the audited computation of Net Capital and the broker-dealer's corresponding unaudited FOCUS Report Part IIA computation of Net Capital.

Based upon this, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T.* We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of the item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **April 8, 2008**. Questions may be addressed to Kay Skolfield, Regulatory Coordinator at (504) 522-6527.

Sincerely,

Donald J. DeBlanc
Examination Manager

DJD/kr/tc

Enclosure: Form X-17A-5 Part III Facing Page

SECURITY BALLEW
Wealth Management
4800 I-55 North, Suite 21 (39211)
Post Office Box 14888
Jackson, MS 39236-4888
Phone: 601-368-3500
Fax: 601-368-3555
www.sbcorp.com

March 28, 2008

Ms. Kay Skolfield
Regulatory Coordinator
FINRA
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA 70163-1108

Dear Ms. Skolfield:

Enclosed you will find an accurate reconciliation of the audited computation of Net Capital and the broker-dealer's corresponding unaudited FOCUS Report part IIA computation of Net Capital, an updated Form X-17-A-5 Part III Facing Page, along with a copy of your letter requesting this information. Per our conversation, we've concluded that this was simply a clerical error. The correction has been made.

I enjoyed visiting with you last week about New Orleans and look forward to visiting soon.

Sincerely,

Patrick W. McNulty
Chief Operating Officer

PWM/tv

Enclosures

END